Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co., LTD.
Regatta Office Park
Windward Three, 4th Floor
P.O. Box 1114 GT
Grand Cayman, KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co., LTD.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No.'s 0-25248**

Dear Mr. McTaggart:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     James Allegretto
     Senior Assistant Chief Accountant